Exhibit 99.1

China Cablecom Holdings, Ltd. Reports First Quarter 2008 Financial Results
Tuesday July 8, 7:30 am ET

Q1 2008 Revenues of $2 Million and EBITDA of $0.76 Million

SHANGHAI, CHINA--(MARKET WIRE)--Jul 8, 2008 -- China Cablecom Holdings, Ltd. ("China Cablecom") (OTC BB:CCCHF.OB - News) (OTC BB:CCCZF.OB - News) (OTC BB:CCCWF.OB - News), a joint-venture provider of cable television services in the People's Republic of China (PRC), announced today its unaudited financial results for the first quarter ended March 31, 2008.

China Cablecom's operating activity from its inception on October 6, 2006 to September 30, 2007, was limited and related to its formation, and professional fees and expenses associated with its acquisition activities. Through September 30, 2007, China Cablecom's historical results of operations were insignificant and not reflective of the results of operations after its acquisition of Binzhou Broadcasting on October 1, 2007. Accordingly, China Cablecom has compared its results of operations on a sequential quarterly basis, which compares Q1 2008 to Q4 2007.

Financial and Operating Highlights for the First Quarter 2008

--	Revenues for Q1 2008 were $2.00 million compared to $1.99 million for Q4 2007
--	EBITDA for Q1 2008 was $0.76 million compared to $0.61 million for Q4 2007
--	EBITDA as a percentage of revenues was 38% for Q1 2008 up from 31% for Q4 2007
--	Gross profit was $0.92 million for Q1 2008 compared to $0.98 million for Q4 2007
--	Net comprehensive loss for Q1 2008 was $1.58 million, or $1.04 loss per share, compared to a net comprehensive loss of $1.80 million, or $1.13 loss per share for Q4 2007
--	Cash and cash equivalents as of March 31, 2008 were $14.06 million, up from $12.64 million as of December 31, 2007
--	Paying subscribers increased by 15,439 during Q1 2008 to 426,685 as of March 31, 2008
--	Homes passed increased by 8,778 during Q1 2008 to 643,638 as of March 31, 2008

Comments from Mr. Clive Ng, Founder and Executive Chairman

"I am pleased to report that under China Cablecom's ownership and management for the past 6 months that Binzhou Broadcasting's operations have stabilized and we believe it is in a position to realize future growth," says Clive Ng, Founder and Executive Chairman of China Cablecom. "It has been an extremely busy time for China Cablecom as we have made tremendous strides in executing our plan since the consummation of our merger with Jaguar Acquisition Corporation, just 90 days ago. Given all of this activity, I am proud of the fact that we added 15,439 paying subscribers at Binzhou Broadcasting during Q1 2008. I am also pleased that Binzhou Broadcasting added 8,778 homes passed to its network, bringing the total increase of homes passed under China Cablecom's management to 68,778 in only 6 months.

"In the past 90 days, we successfully completed three significant events for China Cablecom: (1) our merger with Jaguar Acquisition Corporation was consummated on April 9, 2008, (2) we completed a $43.175 million financing in May 2008, and (3) on June 18, 2008, we closed phase one of the acquisition of Hubei Chutian Video & Information Network ("Hubei Broadcasting"), representing 17 cities in Hubei province, which added 800,000 paying subscribers to China Cablecom for a total base of approximately 1.2 million paying subscribers. At approximately 1.2 million paying subscribers, we believe that China Cablecom is one of the largest cable operators in the world by number of paying subscribers.

"Our entry into the Hubei Province now positions us as a market leader in China's cable TV industry which we believe will begin impacting our top and bottom line growth beginning in the third quarter. We have successfully expanded our operations and look forward to creating sustainable long-term growth for our shareholders."

First Quarter of 2008 Results

Net revenues for the first quarter of 2008 were $2.00 million compared to $1.99 million for the fourth quarter last year.

Gross profit for the first quarter of 2008 was $0.92, compared to $0.98 million for the fourth quarter last year, yielding gross margins of 46% and 49%, respectively. Operating expenses for the first quarter decreased slightly to $1.63 million compared to $1.66 million for the fourth quarter last year.

Net comprehensive loss for the first quarter of 2008 was $1.58 million, or $1.04 per basic and fully diluted share, compared to $1.80 million or $1.13 per basic and fully diluted share, in the fourth quarter of 2007. The net loss for the first quarter 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting; and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing.

For the first quarter of 2008, the company used weighted average shares outstanding of 1.9 million.

Balance Sheet

As of March 31, 2008, the Company had $14.06 million in cash and cash equivalents compared to $12.64 million on December 31, 2007.

Outlook for the full year 2008

For the fiscal year 2008, the Company anticipates pro forma EBITDA of $11 million. The guidance set forth by management assumes current operations as well as the inclusion of consolidated operations from phase one of the acquisition of Hubei Broadcasting. Pro forma EBITDA is defined as net loss before interest, taxes, depreciation, amortization and other non-recurring acquisition-related charges.

On a GAAP basis, China Cablecom anticipates a net loss of $10 million for full year 2008. The net loss for 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisitions of Binzhou Broadcasting and Hubei Broadcasting; and (2) non-cash interest expense associated with the original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note financing.

Recent Company Highlights

--	In May 2008, China Cablecom completed a convertible debt financing with current and new investors resulting in net proceeds of approximately $25.8 million.
--
In June 2008, China Cablecom completed the first phase to acquire a 60 percent economic interest in Hubei Broadcasting. Completion of Phase one adds over 800,000 paying subscribers and brings China Cablecom's total paying subscribers to over 1.2 million.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog & digital cable services. China Cablecom recently entered into an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release may contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained in this press release are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements speak only as of the date stated herein and are subject to numerous risks, uncertainties and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

CHINA CABLECOM LTD.
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	$14,060,106	$12,638,574
Accounts receivable	27,178	-
Prepaid expenses and advances	1,350,153	668,518
Inventories	1,764,181	766,120
Note receivable	237,500	237,500
Assets to be used by noncontrolling ("minority") interest	1,962,968	1,883,769
Total Current Assets	19,402,086	16,194,481
Property, Plant & Equipments, Net	20,951,099	20,721,845
Construction In Progress	723,599	1,242,289
Intangible assets, net	17,988,221	18,362,729
Other Assets:
Note receivable	237,500	237,500
Deferred financing costs, net	945,077	1,188,020
Deferred shell merger costs, net	1,149,327	971,622
Deemed receivable from noncontrolling ("minority") interest for settlement of settlement of certain net liabilities	11,022,373	10,577,656

Total Assets	$72,419,282	$69,496,142

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current portion of long term debt - net of discount	$9,976,238	$9,617,646
Accounts payable	818,328	2,460,843
Service performance obligation - deferred revenue	3,177,836	110,745
Other current liabilities	2,663,724	1,378,135
Note payable - noncontrolling ("minority") interest	16,565,818	17,218,612

Liabilities to be settled by noncontrolling ("minority") interest	12,985,341	12,461,425
Total Current Liabilities	46,187,285	43,247,406

Long Term Liabilities:
Note payable - noncontrolling ("minority") interest, net of current portion	18,219,120	17,046,817
Note payable, net of discount and current portion	7,711,633	7,477,822
Total Liabilities	72,118,038	67,772,045

Noncontrolling ("minority") interest	175,225	21,883
Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY

Class A convertible preferred stock, $.0005 par value; 1,150,020 authorized shares, 766,680 shares issued and outstanding at March 31, 2008 and December 31, 2007; liquidation preference of $11,500 at March 31, 2008 and December 31, 2007	383	383
Common stock, $.0005 par value; 3,050,020 authorized shares, 1,900,000 shares issued and outstanding at March 31, 2008 and December 31, 2007 respectively	950	950
Additional paid in capital	3,575,737	3,575,737
Statutory reserves	46,269	46,269
Accumulated deficit	(4,255,627)	(2,274,783)
Accumulated other comprehensive income	758,307	353,658
Total stockholders' equity	126,019	1,702,214
Total liabilities and stockholders' equity	$72,419,282	$69,496,142

CHINA CABLECOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Quarter ended	Year ended
	March 31, 2008	December 31, 2007
	(unaudited)
Revenue	$2,003,766	$1,994,773
Cost of revenue	1,081,972	1,016,766
Gross profit	921,794	978,007
Operating expenses
Selling expenses	-	66,853
General and administrative expenses	1,626,254	1,595,106
Total Operating Expenses	1,626,254	1,661,959
Loss from operations	(704,460)	(683,952)
Other income and (expenses)
Interest income	40,515	66,692
Interest expense	(1,101,077)	(1,473,766)
Other income/(expenses)	65,334	(3,625)
Total other income/(expenses)	(995,228)	(1,410,699)
Loss before income taxes	(1,699,688)	(2,094,651)
Income taxes	(127,814)	(40,202)
Loss from operations before noncontrolling ("minority") interest	(1,827,502)	(2,134,853)
Noncontrolling ("minority") interest in income	(153,342)	(20,551)
Net loss	(1,980,844)	(2,155,404)
Other comprehensive income
Foreign currency translation adjustment	404,649	353,658
Net comprehensive loss	$(1,576,195)	$(1,801,746)
Loss per common share:

-- Basic and fully diluted	$(1.04)	$(1.13)
Weighted average number of shares
-- Basic and fully diluted	1,900,000	1,900,000

Non-GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with Generally Accepted Accounting Principles, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous GAAP measures:

	Quarter ended	Year ended
	March 31, 2008	December 31, 2007
Net comprehensive income	$(1,576,195)	$(1,801,746)
Amortization	617,451	649,487
Depreciation	578,335	333,107
Interest income	(40,515)	(66,692)
Interest & finance	1,101,077	1,473,766
Income tax	76,688	24,121
Non-GAAP income (EBITDA)	$756,841	$612,043

Contact:

    Debra Chen
    China Cablecom Holdings, Ltd.
    917-499-8129
    Email: debra@chinacablecom.net
    http://www.chinacablecom.net

    Ted Haberfield
    Executive VP
    HC International, Inc.
    760-755-2716
    thaberfield@hcinternational.net